J Sainsbury plc

RECEIVED
2008 AUG 11 A 7:?7
FICE OF INTER... CORPORATE F...

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

08004141

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 29 July 2008

SUPPL

Dear Sir

J Sainsbury Announces: Holding(s) in Company X2 & Director PDMR/Shareholding X2.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 22, 24 & 28 July 2008.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
AUG 12 2008
THOMSON REUTERS

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*
Darren Mark Shapland

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Darren Mark Shapland

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Darren Mark Shapland

8. State the nature of the transaction
Exercise of a long term incentive scheme and the sale of shares to fund the income tax and National Insurance liability.
Shares released at nil cost to participant.
Of the 252,729 shares retained, 58,000 shares will be sold on Wednesday 23 July 2008 into the J Sainsbury Self Invested Pension Plan.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
428,811 ordinary shares

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
176,082 shares sold to fund the income tax and National Insurance liability

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
295.5p

14. Date and place of transaction
21 July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
442,025 shares

16. Date issuer informed of transaction
22 July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Of the 252,729 shares released into the name of Darren Mark Shapland, 58,000 shares will be sold on Wednesday 23 July 2008 into the J Sainsbury Self Invested Pension Plan.

The total holding will remain at 442,025 following this transaction.

24. Name of contact and telephone number for queries
Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis
22 July 2008

RECEIVED
2009 AUG 11 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*
Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Justin Matthew King – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
37

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
309.75 pence

14. Date and place of transaction
24 July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
548,594

16. Date issuer informed of transaction
24 July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries
Philip Davies 020 7695 3681

Name and signature of duly authorised officer or *issuer* responsible for making notification
Philip Davies
DATE OF NOTIFICATION 24 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*
Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Gwyn Burr – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
37

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
309.75 pence

14. Date and place of transaction
24 July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
80,181

16. Date issuer informed of transaction
24 July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries
Philip Davies 020 7695 3681

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 24 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*
Angela Frances Morrison

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Angela Frances Morrison – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
37

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
309.75 pence

14. Date and place of transaction
24 July 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
12,960

16. Date issuer informed of transaction
24 July 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 1 June 2006

24. Name of contact and telephone number for queries
Philip Davies 020 7695 3681

Name and signature of duly authorised officer or *issuer* responsible for making notification

Philip Davies

DATE OF NOTIFICATION 24 July 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
J SAINSBURY PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (**YES**)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (**NO**)

An event changing the breakdown of voting rights: (**NO**)

Other (please specify) :

3. Full name of person(s) subject to the notification obligation (iii):
Qatar Investment Authority

4. Full name of shareholder(s) (if different from 3.) (iv):
Qatar Holding LLC

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
24 JULY 2008

6. Date on which issuer notified:
28 JULY 2008

7. Threshold(s) that is/are crossed or reached:
27%

8. Notified details:

....

A: Voting rights attached to shares

Qatar Holding LLC has acquired legal and beneficial ownership of an additional 22,269,891 ordinary shares in J Sainsbury plc.

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

Ordinary shares of 28 and 4/7 pence each	**454,522,241**	**454,522,241**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights (ix)**		**% of voting rights**	
		Direct (x)	**Indirect (xi)**	**Direct**	**Indirect**
Ordinary shares of 28 and 4/7 pence each	**476,792,132**	**476,792,132**	**N/a**	**27.277%**	**N/a**

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	**Expiration Date** (xiii)	**Exercise/Conversion Period/ Date** (xiv)	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
N/a	N/a	N/a	N/a	N/a

Total (A+B)

Number of voting rights	**% of voting rights**
476,792,132	27.277%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Qatar Holding LLC is a wholly owned subsidiary of Qatar Investment Authority ("QIA") and acts under QIA's direction and control.

Proxy Voting: N/a

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Ahmad Al-Sayed

Qatar Holding LLC
P.O Box 23224, Doha, Qatar

15. Contact telephone number:

Tel: +974 499 5900

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder: (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h): (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J SAINSBURY PLC

2. **Reason for the notification** (please state Yes/No):

   An acquisition or disposal of voting rights: (**YES**)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (**NO**)

   An event changing the breakdown of voting rights: (**NO**)

   Other (please specify) :

3. **Full name of person(s) subject to the notification obligation** (iii):
   Qatar Investment Authority

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Qatar Holding LLC

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   24 JULY 2008

6. **Date on which issuer notified:**
   28 JULY 2008

7. **Threshold(s) that is/are crossed or reached:**
   27%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Qatar Holding LLC has acquired legal and beneficial ownership of an additional 22,269,891 ordinary shares in J Sainsbury plc.

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Ordinary shares of 28 and 4/7 pence each	**454,522,241**	**454,522,241**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 28 and 4/7 pence each	**476,792,132**	**476,792,132**	**N/a**	**27.277%**	**N/a**

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a	N/a	N/a	N/a	N/a

Total (A+B)

Number of voting rights	% of voting rights
476,792,132	**27.277%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Qatar Holding LLC is a wholly owned subsidiary of Qatar Investment Authority ("QIA") and acts under QIA's direction and control.

Proxy Voting: N/a

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Ahmad Al-Sayed

Qatar Holding LLC
P.O Box 23224, Doha, Qatar

15. Contact telephone number:

Tel: +974 499 5900

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):**
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**):

   An acquisition or disposal of voting rights: (**Yes**)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (**No**)

   An event changing the breakdown of voting rights: (**No**)

   Other (please specify) :

3. **Full name of person(s) subject to the notification obligation (iii):**

   Razino Limited, (previously Razino Properties Limited) a wholly-owned subsidiary of the Tchenguiz Discretionary Trust (advised by R20 Limited)

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Sinjul Nominees Limited

5. **Date of the transaction (and date on which the threshold is crossed or reached if different) (v):**
   18 July 2008

6. **Date on which issuer notified:**
   22 July 2008

7. **Threshold(s) that is/are crossed or reached:**
   6%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

Ordinary Shares GB00B019KW72	**88,000,000**	**88,000,000**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		**% of voting rights**	
	Direct	**Direct (x)**	**Indirect (xi)**	**Direct**	**Indirect**
Ordinary Shares GB00B019KW72	**121,950,000**	**121,950,000**	**N/A**	**6.98%**	**N/A**

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	**Expiration Date (xiii)**	**Exercise/Conversion Period/ Date** (xiv)	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B) Number of voting rights	**% of voting rights**
121,950,000	**6.98%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

33,950,000 shares are held by Sinjul Nominees Limited as a nominee for Razino Limited, which is a wholly-owned subsidiary of the Tchenguiz Discretionary Trust (advised by R20 Limited).

88,000,000 shares are held by Vidacos Nominees Limited as a nominee for Arion, itself a nominee for Kaupthing Bank hf. Kaupthing Bank hf is as a

nominee for Razino Limited, which is a wholly-owned subsidiary of the Tchenguiz Discretionary Trust.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

The Tchenguiz Discretionary Trust has unwound its position through contracts for difference in respect of 33,950,000 J Sainsbury shares which are now held as ordinary shares.
The Tchenguiz Discretionary Trust continues to have an economic interest through contracts for difference (with no voting rights) in 60,169,850 J Sainsbury shares.
In total, the Tchenguiz Discretionary Trust has an interest in 182,119,850 J Sainsbury shares either through ordinary shares or contracts for difference.

14. Contact name:
Aaron Brown

15. Contact telephone number:
0207 509 1611

Annex: Notification Of Major Interests in Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Razino Limited

Contact address (registered office for legal entities):
Palm Grove House
PO Box 438
Road Town

Tortola
British Virgin Islands

Phone number:
Please contact Aaron Brown
0207 509 1611

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
Elliot Jordan

Contact address
J Sainsbury plc
33 Holborn
London
EC1N 2HT

Phone number:
020 7695 4931

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural

person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses

END

or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END